03011366

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53560

FACING PAGE

SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH. D.C. 181 SECTION

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CCM Equities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 South Wacker Drive - Suite 3325
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Doherty (312) 382-8000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*
Faircloth & Associates, LLC
(Name - if individual, state last, first, middle name)

711 South Dearborn Street - Suite 206 (Address) Chicago (City) IL (State) 60605 (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in the United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

Michael Crane
I, ~~Michelle Doherty~~, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of CCM Equities, LLC as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature:

~~Michelle Doherty~~ Michael Crane
~~Vice President~~ CEO & President

Official Seal
Cariane Hunt
Notary Public State of Illinois
My Commission Expires 10/31/05

Notary Public

25th day of February 2003
Cook County

CCM EQUITIES, LLC

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CCM EQUITIES, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

INDEPENDENT AUDITOR'S REPORT

To the Member
CCM EQUITIES, LLC

We have audited the accompanying statement of financial condition of CCM EQUITIES, LLC as of December 31, 2002, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCM EQUITIES, LLC as of December 31, 2002, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made primarily for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faircloth & Associates, LLC

Chicago, Illinois
February 20, 2003

EXHIBIT A

CCM EQUITIES, LLC

Statement of Financial Condition
December 31, 2002

ASSETS

Cash on hand and in banks	$	86,052
Brokerage receivable		7,480
Due from brokers		100,774
Advances to employees		3,656
Organization costs		22,013
Other Assets		725
Total Assets	$	220,700

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	10,113
Total Liabilities	$	10,113
Commitments and contingent liabilities (Note 4)		
Member's equity		210,587
Total Liabilities and Member's Equity	$	220,700

The accompanying notes are an integral part of this financial statement.

EXHIBIT B

CCM EQUITIES, LLC

Statement of Income
for the Year ended December 31, 2002

Revenues		
Commission income	$	272,094
Dividend and interest income		774
Total Revenues	$	272,868
Expenses		
Commission expense	$	80,174
Clerical and administrative expense		19,480
Clearance and other fees		62,505
Occupancy and equipment costs		10,924
Promotional costs		6,148
Communications		49,725
Trade errors		2,550
Regulatory fees		5,978
Other operating expenses		14,429
Total Expenses	$	251,913
Net Income	$	20,955

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

CCM EQUITIES, LLC

Statement of Changes in Member's Equity
for the Year ended December 31, 2002

Member's equity, beginning of year	$	36,970
Organization Expense		32,662
Capital contributions		120,000
Net income for the year ended December 31, 2002		20,955
Member's equity, end of year	$	210,587

The accompanying notes are an integral part of this financial statement.

EXHIBIT D

CCM EQUITIES, LLC

Statement of Cash Flows
for the Year ended December 31, 2002

Cash provided by (applied to) operating activities		
Net income	$	20,955
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		10,924
Changes in operating assets and liabilities		
Brokerage receivable		(7,480)
Due from brokers		(100,774)
Advances to employees		(3,656)
Other assets		(725)
Accounts payable and accrued liabilities		10,113
Net cash applied to operating activities	$	(70,643)
Cash provided by (applied to) investing activities		
Organizational costs	$	(32,937)
Net cash applied to investing activities	$	(32,937)
Cash provided by (applied to) financing activities		
Capital contributions	$	120,000
Organization costs		32,662
Net cash provided by financing activities	$	152,662
Net increase in cash	$	49,082
Cash and cash equivalents at January 1, 2002		36,970
Cash and cash equivalents at December 31, 2002	$	86,052
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	-
Cash paid during the period for taxes	$	-

The accompanying notes are an integral part of this financial statement.

CCM EQUITIES, LLC
Notes to Financial Statements
December 31, 2002

NOTE 1 - ORGANIZATION

The Company was formed in August, 2001. The Company is registered as a broker-dealer. The Company provides execution services to other broker-dealers. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - Cash and cash equivalents include cash on deposit and money market investments.

Organization Costs - Organization costs are amortized over a five-year period using the straight-line method.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is a disregarded entity under the Internal Revenue Code. The Company allocates taxable income or loss to the Member of the Company, who is responsible for reporting the taxes thereon. Accordingly, no income tax provision has been included in the determination of net income.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore their carrying amounts approximate their fair values.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

All commitments are recorded in the financial statements and there were no contingent liabilities at the statement date.

NOTE 5 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the National Association of Securities Dealers. Company net capital was determined to be $178,354 under these rules; this amount exceeded the minimum requirement by $173,354 at December 31, 2002.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is a single member limited liability Company. The Company shares office space, facilities, and personnel with CCM Futures, LLC, another single member limited liability Company under common ownership. At December 31, 2002 the Company owed $8,141 to CCM Futures, LLC for intercompany transactions.

CCM EQUITIES, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer CCM Equities, LLC as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)						$ 210,587	3480
2. Deduct: Ownership equity not allowable for net capital							3490
3. Total ownership equity qualified for net capital						210,587	3500
4. Add							
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital							3520
B. Other (deductions) or allowable credits (List)							3525
5. Total capital and allowable subordinated liabilities						$ 210,587	3530
6. Deductions and/or charges							
A. Total non-allowable assets from: Statement of Financial Condition (Notes B and C)			$ 32,233	3540			
1. Additional charges for customers' and non-customers' security accounts				3550			
2. Additional charges for customers' and non-customers' commodity accounts				3560			
B. Aged fail-to-deliver				3570			
1. Number of Items		3450					
C. Aged short security differences - less reserve of		3460		3580			
number of items		3470					
D. Secured demand note deficiency				3590			
E. Commodity futures contracts and spot commodities proprietary capital charges				3600			
F. Other deductions and/or charges				3610			
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615			
H. Total deductions and/or charges						32,233	3620
7. Other additions and/or allowable credits (list)							3630
8. Net capital before haircuts on securities positions						178,354	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):							
A. Contractual securities commitments				3660			
B. Subordinated securities borrowings				3670			
C. Trading and investment securities:							
1. Bankers' acceptances, certificates of deposit and commercial paper				3680			
2. U.S. and Canadian government obligations				3690			
3. State and municipal government obligations				3700			
4. Corporate obligations				3710			
5. Stocks and warrants				3720			
6. Options				3730			
7. Arbitrage				3732			
8. Other securities				3734			
D. Undue concentration				3650			
E. Other (list)				3736			3740
10. Net Capital						178,354	3750
						OMIT PENNIES	

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

Broker or Dealer CCM Equities, LLC as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 674	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 5,000	3760
14. Excess net capital (line 10 less 13)		$ 173,354	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		177,343	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		10,113	3790
17. Add:			
A. Drafts for immediate credit	3800		
B. Market value of securities borrowed for which no equivalent is paid or credited	3810		
C. Other unrecorded amounts (List)	3820	-	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c)(1)(vii))			3838
19. Total aggregate indebtedness		10,113	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		6%	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 / line 10 less item 4880 page 11)		6%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirment pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess net capital (line 10 less 24)		3910
26. Percentaqe of Net Capital to Aggregate Debits (line 10 / line 17 page 8)		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 / line 17 page 8)		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) / Net Capital		3852

Notes:

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

CCM EQUITIES, LLC

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2002

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

FAIRCLOTH & ASSOCIATES, LLC
ACCOUNTANTS AND AUDITORS
FINANCIAL SERVICES
711 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60605

SUPPLEMENTAL REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
CCM Equities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of CCM Equities, LLC (the"Company") for the year ended December 31, 2002 (on which we issued our report dated February 20, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members
CCM Equities, LLC
Chicago, Illinois
Page 2

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Company's Members, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fairclooth & Associates, LLC

Chicago, Illinois
February 20, 2003